UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-37814

OSISKO GOLD ROYALTIES LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.2	Management’s Discussion and Analysis for the for the years ended December 31, 2021 and 2020
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate – CFO
99.5	Press Release of Dividends
99.6	Press Release of Q4 and full year 2021 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: February 24, 2022	By:	/s/ André Le Bel
André Le Bel
	Title:	Vice President, Legal Affairs and Corporate Secretary